Exhibit 99.1

IAMGOLD CORPORATION

REVISED MANAGEMENT INFORMATION CIRCULAR

GENERAL PROXY INFORMATION

Solicitation of Proxies

The information contained in this management information circular (this “Circular”) is furnished in connection with the solicitation of proxies to be used at the annual meeting (the “Meeting”) of the shareholders of IAMGOLD Corporation (the “Corporation”) to be held at Toronto, Ontario on Thursday, May 14, 2009 at 4:00 p.m. (Toronto time), for the purposes set out in the accompanying notice of the Meeting (the “Notice of Meeting”).

It is expected that the solicitation of proxies for the Meeting will be made primarily by mail however directors, officers and employees of the Corporation may also solicit proxies by telephone, telecopier or in person in respect of the Meeting. This solicitation of proxies for the Meeting is being made by or on behalf of the directors and management of the Corporation and the Corporation will bear the costs of the solicitation of proxies for the Meeting. In addition, the Corporation will reimburse brokers and nominees for their reasonable expenses in forwarding proxies and accompanying materials to beneficial owners of the common shares of the Corporation (the “Common Shares”).

Voting by Proxies

Enclosed with this Circular is a form of proxy. The persons named in the enclosed form of proxy are officers and/or directors of the Corporation. A shareholder of the Corporation may appoint a person (who need not be a shareholder of the Corporation) other than the persons already named in the enclosed form of proxy to represent such shareholder of the Corporation at the Meeting by striking out the printed names of such persons and inserting the name of such other person in the blank space provided therein for that purpose. In order to be valid, a proxy must be received by Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, no later than 5:00 p.m. (Toronto time) on May 12, 2009 or, in the event of an adjournment or postponement of the Meeting, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the adjourned or postponed Meeting.

As noted in the notice of meeting accompanying this Circular, shareholders may also elect to vote electronically in respect of any matter to be acted upon at the Meeting. Votes cast electronically are in all respects equivalent to, and will be treated in the exact same manner as, votes cast via a paper form of proxy. To vote electronically, interested shareholders are asked to go to the website shown on the form of proxy and follow the instructions on the screen. Please note that each shareholder exercising the electronic voting option will need to refer to the control number indicated on their proxy form to identify themselves in the electronic voting system. Shareholders should also refer to the instructions on the proxy form for information regarding the deadline for voting shares electronically. If a shareholder votes electronically they are asked not to return the paper form of proxy by mail.

In order to be effective, a form of proxy must be executed by a shareholder exactly as his or her name appears on the register of shareholders of the Corporation. Additional execution instructions are set out in the notes to the form of proxy. The proxy must also be dated where indicated. If the date is not completed, the proxy will be deemed to be dated on the day on which it was mailed to shareholders.

The management representatives designated in the enclosed form of proxy will vote the Common Shares in respect of which they are appointed proxy in accordance with the instructions of the shareholder as indicated on the proxy and, if the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. In the absence of such direction, such Common Shares will be voted by the management representatives named in such form of proxy in favour of each of the matters referred to in the Notice of Meeting and will be voted by such representatives on all other matters which may come before the Meeting in their discretion.

The enclosed form of proxy, when properly signed, confers discretionary voting authority on those persons designated therein with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Circular, management of the Corporation does not know of any such amendments, variations or other matters. However, if such amendments, variations or other matters which are not now known to management of the Corporation should properly come before the Meeting, the persons named in the enclosed form of proxy will be authorized to vote the Common Shares represented thereby in their discretion.

Non-Registered Shareholders

Only registered shareholders of the Corporation, or the persons they appoint as their proxies, are entitled to attend and vote at the Meeting. However, in many cases, Common Shares beneficially owned by a person (a “Non-Registered Shareholder”) are registered either:

(a)	in the name of an intermediary (an “Intermediary”) with whom the Non-Registered Shareholder deals in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers, trustees or administrators of a self-administered registered retirement savings plan, registered retirement income fund, registered education savings plan and similar plans); or

(b)	in the name of a clearing agency (such as The Canadian Depository for Securities Limited, in Canada, and the Depositary Trust Company, in the United States) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Circular and its form of proxy (collectively the “Meeting Materials”) to the Intermediaries and clearing agencies for onward distribution to Non-Registered Shareholders. Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless the Non-Registered Shareholders have waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

(c)

be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label with a bar-code and other information. In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

(d)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M1B 2Y4.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the Common Shares they beneficially own. Should a Non-Registered Shareholder who receives either a voting instruction form or a form of proxy wish to attend the Meeting and vote in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the names of the persons named in the form of proxy and insert the Non-Registered Shareholder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the directions indicated on the form. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediaries and their service companies, including those regarding when and where the voting instruction form or the proxy is to be delivered.

Revocation of Proxies

A registered shareholder of the Corporation who has submitted a proxy may revoke it by: (a) depositing an instrument in writing signed by the registered shareholder or by an attorney authorized in writing or, if the registered shareholder is a corporation, by a duly authorized officer or attorney, either (i) at the registered office of the Corporation (401 Bay Street, Suite 3200, PO Box 153, Toronto, Ontario, M5H 2Y4) at any time up to and including the last business day preceding the day of the Meeting, or (ii) with the Chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting; (b) transmitting, by telephonic or electronic means, a revocation that complies with (i) or (ii) above and that is signed by electronic signature provided that the means of electronic signature permit a reliable determination that the document was created or communicated by or on behalf of the registered shareholder or the attorney, as the case may be; or (c) in any other manner permitted by law.

A Non-Registered Shareholder who has submitted a proxy may revoke it by contacting the Intermediary through which the Non-Registered Shareholder’s Common Shares are held and following the instructions of the Intermediary respecting the revocation of proxies.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Description of Share Capital and Quorum

The Corporation is authorized to issue an unlimited number of Common Shares. Each Common Share entitles the holder of record thereof to one vote per Common Share at all meetings of the shareholders of the Corporation. As at the close of business on April 8, 2009, there were 365,081,036 Common Shares outstanding. The presence of two persons entitled to vote at the Meeting, either as shareholders or proxyholders, and holding or representing more than ten per cent of the Common Shares entitled to vote thereat will constitute a quorum for the Meeting.

Record Date

The directors of the Corporation have fixed April 9, 2009 as the record date for the determination of the holders of Common Shares entitled to receive notice of the Meeting. Holders of Common Shares of the Corporation of record at the close of business on April 9th, 2009 will be entitled to vote at the Meeting and at all adjournments or postponements thereof.

Ownership of Securities of the Corporation

As at April 9th, 2009, to the knowledge of the directors and officers of the Corporation, no person or company beneficially owned, directly or indirectly, or exercised control or direction over, more than ten per cent of the votes attached to all of the Common Shares then outstanding.

BUSINESS OF THE MEETING

Election of Directors

The shareholders of the Corporation will be asked to elect 10 directors of the Corporation as directors for the ensuing year. Each director so elected will hold office until the close of the next annual meeting of the shareholders of the Corporation following his election, unless his office is earlier vacated in accordance with the by-laws of the Corporation or until his successor is elected or appointed. The persons named in the enclosed form of proxy intend to vote for the election of the nominees whose names are set forth below, unless the shareholder of the Corporation who has given such proxy has directed that the Common Shares represented by such proxy be withheld from voting in respect of the election of directors of the Corporation. Management of the Corporation does not contemplate that any of the nominees will be unable to serve as a director of the Corporation for the ensuing year; however, if that should occur for any reason at or prior to the Meeting or any adjournment or postponement thereof, the persons named in the enclosed form of proxy have the right to vote the proxy for the election of the remaining nominees and may vote in their discretion for the election of any person or persons in place of any nominees unable to serve.

The following table sets forth the name, the municipality of residence and the principal occupation or employment of each nominee for election as director of the Corporation, the year such nominee first became a director of the Corporation and the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, by each nominee for election as a director of the Corporation. Information as to the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the nominees for election as directors of the Corporation is, in each case, based upon information furnished by the respective nominee as disclosed on the System for Electronic Disclosure by Insiders (SEDI), at www.sedi.ca, or information available to the Corporation as at April 9th, 2009.

Name and Municipality of Residence	Principal Occupation or Employment	Year First Became a Director of the Corporation	Number of Common Shares Beneficially Owned Directly Or Indirectly or Over Which Control or Direction is Exercised		Ownership Target Met* Yes/No
WILLIAM D. PUGLIESE(2, 3)	Chairman of the Corporation	1990	6,856,706	(5)	No`
Aurora, Ontario, Canada

DEREK BULLOCK(3)	Mining Consultant	1994	18,500	(6)	Yes
Bobcaygeon, Ontario, Canada

DONALD K. CHARTER(2, 3)	President, 3Cs Corporation	1994	106,800	(7)	Yes
Toronto, Ontario, Canada	(Private company)

JOSEPH F. CONWAY	President and Chief Executive	2003	327,918	(8)	Yes
Toronto, Ontario, Canada	Officer of the Corporation

W. ROBERT DENGLER(4)	Director of the Corporation	2005	8,000	(9)	Yes
Aurora, Ontario, Canada

MAHENDRA NAIK(1)	Chief Financial Officer, Fundeco	2000	500,609	(10)	Yes
Markham, Ontario, Canada	Inc. (Private Investment Company, Chartered Accountant)

JOHN T. SHAW (4)	Director of the Corporation	2006	8,023	(11)	Yes
Sydney, Australia

JOHN E. CALDWELL(1)	President and Chief Executive	2006	5,720	(12)	Yes
Toronto, Ontario, Canada	Officer of SMTC Corporation Limited (electronics manufacturing service provider)

PETER C. JONES(2, 4)	Management Consultant	2006	5,720	(13)	Yes
Toronto, Ontario, Canada

GUY G. DUFRESNE(4)	Director of the Corporation	2006	29,500	(14)	Yes
Boucherville, Québec, Canada

(1)	Member of the audit committee of the board of directors of the Corporation.
(2)	Member of the compensation committee of the board of directors of the Corporation.
(3)	Member of the corporate governance committee of the board of directors of the Corporation.
(4)	Member of the environmental health and safety committee of the board of directors of the Corporation.
(5)	Mr. Pugliese also holds options to purchase 50,000 Common Shares pursuant to the share option plan comprising part of the share incentive plan of the Corporation.
(6)	Mr. Bullock also holds options to purchase 10,000 Common Shares pursuant to the share option plan comprising part of the share incentive plan of the Corporation.
(7)	Mr. Charter also holds options to purchase 32,000 Common Shares pursuant to the share option plan comprising part of the share incentive plan of the Corporation.
(8)	Mr. Conway also holds options to purchase 600,000 Common Shares pursuant to the share option plan comprising part of the share incentive plan of the Corporation and is now entitled to be issued 7,500 Common Shares under the share bonus plan comprising part of the share incentive plan of the Corporation pursuant to a restricted share award granted to Mr. Conway.
(9)	Mr. Dengler also holds options to purchase 50,000 Common Shares pursuant to the share option plan comprising part of the share incentive plan of the Corporation.
(10)	Mr. Naik also holds options to purchase 50,000 Common Shares pursuant to the share option plan comprising part of the share incentive plan of the Corporation.
(11)	Mr. Shaw also holds options to purchase 50,000 Common Shares pursuant to the share option plan comprising part of the share incentive plan of the Corporation.
(12)	Mr. Caldwell also holds options to purchase 50,000 Common Shares pursuant to the share option plan comprising part of the share incentive plan of the Corporation.
(13)	Mr. Jones also holds options to purchase 50,000 Common Shares pursuant to the share option plan comprising part of the share incentive plan of the Corporation.
(14)	Mr. Dufresne also holds options to purchase 62,600 Common Shares pursuant to the share option plan comprising part of the share incentive plan of the Corporation.
*	A director must hold a minimum of 5,000 Common Shares within three years of becoming a director and maintain a minimum of 5,000 Common Shares throughout the director’s tenure.

All of the above-mentioned directors have held their current positions or another position with their current employer or a company related thereto during the last five years, with the following exceptions: Mr. Charter who prior to December 2005 was an Executive Vice President of Dundee Corporation and Dundee Wealth Management Inc. and the Chairman, President and Chief Executive Officer of Dundee Securities Corporation and Dundee Private Investors (financial services companies); Mr. Dufresne who prior to November 2006 was President and Chief Executive Officer of Quebec Cartier Mining Company (iron ore extraction and manufacturing company); and Mr. Jones who prior to his retirement in November 2006 was President and Chief Operating Officer of Inco Limited (a metals and mining company).

Appointment of Auditors

Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation until the close of the next annual meeting of shareholders or until its successor is appointed and to authorize the directors to fix their remuneration. KPMG LLP has been the auditor of the Corporation since June 18, 1998. In order to be effective, the resolution with respect to the appointment of the auditors of the Corporation requires the approval of more than 50 per cent of the votes cast in respect of such resolution.

For the year ended December 31, 2008, the Corporation paid KPMG LLP total fees of US$1,531,043 These fees consisted of US$1,462,163 for audit fees in respect of the audit of the annual financial statements of the Corporation and its subsidiaries and in connection with regulatory filings and engagements and including for audit-related fees in respect of assurance and related services that are reasonably related to the performance of the audit or review of the annual financial statements, and US$60,702 for tax-related services. The Corporation paid US$8,178 for non-audit related services. The audit committee (the “Audit Committee”) of the board of directors of the Corporation (the “Board”) must pre-approve all non-audit related services to be performed by the auditor towards insuring auditor independence.

Share Incentive Plan

On May 17, 2007, the shareholders of the Corporation approved certain amendments to the share incentive plan of the Corporation and approved the amended and restated share incentive plan of the Corporation (the “Share Incentive Plan”). A copy of the Share Incentive Plan is available on SEDAR, at www.sedar.com, appended to the Management Information Circular filed on April 18, 2008, in respect of the last annual general meeting of the Corporation’s shareholders, or, without charge, upon request to the Secretary of the Corporation. The following summary of the Share Incentive Plan is qualified in its entirety by the provisions of the Share Incentive Plan.

The Corporation has established the Share Incentive Plan for the benefit of full-time and part-time employees, directors and officers of the Corporation and affiliated companies (and persons or companies engaged to provide ongoing management or consulting services to the foregoing hereinafter referred to as a “Participant”) which may be designated from time to time by the directors of the Corporation or a designated committee thereof, (in either case the “Board”). The Share Incentive Plan consists of a share purchase plan (the “Share Purchase Plan”), a share bonus plan (the “Share Bonus Plan”), a deferred share plan (the “Deferred Share Plan”) and a share option plan (the “Share Option Plan”). The following is a summary of the Share Incentive Plan.

There are currently 24,107,401 Common Shares authorized for issue under the Share Incentive Plan. Since the adoption of the Share Incentive Plan, 63,558 Common Shares have been issued pursuant to the Share Purchase Plan and, as a result, 2,686,442 Common Shares remain available for issue from treasury under the Share Purchase Plan; 163,293 Common Shares have been issued pursuant to the Share Bonus Plan and, as a result, 436,707 Common Shares remain available for issue from treasury under the Share Bonus Plan and nil Common Shares have been issued pursuant to the Deferred Share Plan and, as a result, 500,000 Common Shares remain available for issue from treasury under the Deferred Share Plan. In addition, since the adoption of the Share Incentive Plan, option exercises have resulted in the issue of 7,851,700 Common Shares under the Share Option Plan and options to purchase 5,845,000 Common Shares are outstanding under the Share Option Plan. As a result, assuming all of the existing options are exercised in full, 6,560,701 Common Shares remain available for issue upon the exercise of options yet to be granted under the Share Option Plan.

Amending Provisions

The Board may, without shareholder approval, from time to time, make certain amendments to the Share Incentive Plan as set out in section 8.03 of the Share Incentive Plan, including, without limitation,

1.	any amendment of a “housekeeping” nature,

2.	any amendment to comply with the rules, policies, instruments and notices of any regulatory authority to which the Corporation is subject, including the Toronto Stock Exchange (the “TSX”), or to otherwise comply with any applicable law or regulation,

3.	any amendment to the vesting provisions of the Share Purchase Plan, the Share Option Plan or the Deferred Share Plan,

4.	other than changes to the expiration date and the exercise price of an option prohibited by the terms of the Share Incentive Plan, any amendment, with the consent of the optionee, to the terms of any option previously granted to such optionee under the Share Option Plan,

5.	any amendment to the provisions concerning the effect of the termination of a Participant’s employment or services on such Participant’s status under the Share Purchase Plan, the Share Bonus Plan or the Deferred Share Plan,

6.	any amendment to the provisions concerning the effect of the termination of an Optionee’s position, employment or services on such Optionee’s status under the Share Option Plan,

7.	any amendment to the categories of persons who are Participants,

8.	any amendment to the contribution mechanics of the Share Purchase Plan,

9.	any amendment respecting the administration or implementation of the Share Incentive Plan, and

10.	any amendment to provide a cashless exercise feature to any option or the Share Option Plan, provided that such amendment ensures the full deduction of the number of underlying Common Shares from the total number of Common Shares subject to the Share Option Plan.

Shareholder approval is required for any amendment to the Share Incentive Plan or to the terms of any award granted under the Share Incentive Plan that (i) increases the number of Common Shares reserved for issue from treasury under the Share Incentive Plan or reduces the exercise price of an option (for this purpose, a cancellation or termination of an option to a Participant prior to its expiry date for the purpose of reissuing an option to the same Participant with a lower exercise price would be treated as an amendment to reduce the exercise price of an option) except in connection with a stock split, spin-off, share dividend, share combination, recapitalization, merger, change of control or similar event, (ii) any amendment which would change the number of days with respect to the extension of the expiration date of options expiring during or immediately following a blackout period, (iii) extends the term of an option other than as then permitted by the Share Incentive Plan, or (iv) permits awards to be transferred other than as then permitted by the Share Incentive Plan.

Insider Limitations

Pursuant to the terms of the Share Incentive Plan, the number of Common Shares issuable from treasury to insiders of the Corporation (within the meaning set out in the applicable rules of the TSX), at any time, under all security based compensation arrangements of the Corporation, may not exceed ten per cent of the total number of Common Shares then issued and outstanding; and the number of Common Shares issued from treasury to insiders, within any one year period, under all security based compensation arrangements of the Corporation, may not exceed ten per cent of the total number of Common Shares then issued and outstanding.

Assignability

No rights under the Share Incentive Plan and no option awarded pursuant to the provisions of the Share Incentive Plan are assignable or transferable by any Participant other than pursuant to a will or by the laws of descent and distribution.

Blackout Periods

The nature of the business of the Corporation gives rise to a number of periods each year during which directors, officers and employees are precluded from trading in securities of the Corporation in accordance with the trading policy and guidelines of the Corporation. These periods are referred to as “blackout periods”. Pursuant to the terms of the Share Incentive Plan, there is an automatic extension of an option term that would otherwise have expired during, or within ten business days of, a Corporation imposed blackout period. In such circumstances, the end of the term of such option will be the tenth business day after the end of the blackout period

Share Purchase Plan

Subject to the requirements of the Share Purchase Plan, the Board has the authority to select those Participants who may participate in the Share Purchase Plan. Under the Share Purchase Plan, the Corporation may choose to issue Common Shares from treasury or to deliver Common Shares purchased through the facilities of the TSX to satisfy the obligation of the Corporation to deliver Common Shares to participants pursuant to the Share Purchase Plan. At such times or times as are determined by the Corporation but in any event no later than December 31 in the applicable calendar year, the Corporation will credit each Participant with the applicable contribution of the Corporation. In order to satisfy the obligations of the Corporation under the Share Purchase Plan, the Corporation may either (i) issue from treasury for the account of each participant Common Shares equal in value to the aggregate amount contributed to the Share Purchase Plan by such Participant and the Corporation and held in trust as of such date at the applicable price determined in accordance with the provisions of the Share Purchase Plan (being the weighted average price of the Common Shares on the TSX for the period in respect of which Common Shares are being issued from treasury under the Share Purchase Plan, being the period of time during which the aggregate contribution of the Participant being used to purchase such Common Shares has been accumulated) or (ii) deliver to the account of each Participant in the Share Purchase Plan Common Shares equal in number to the number of Common Share purchased through the facilities of the TSX with the aggregate amount contributed to the Share Purchase Plan by the Participant and the Corporation as of such date. The Corporation will only issue whole Common Shares.

The minimum contribution of a Participant in the Share Purchase Plan is one per cent, and the maximum contribution is ten percent, of such Participant’s basic annual remuneration. The matching contribution of the Corporation is 75 per cent of the participant’s contribution until the participant’s contribution reaches five per cent of such participant’s basic annual remuneration. As a result, the Corporation’s maximum contribution will be 3.75 per cent of a participant’s basic annual remuneration.

Under the Share Incentive Plan, unless otherwise determined by the Committee, if a participant ceases to be employed by, or provide services to, the Corporation and all Designated Affiliates for any reason (including disability or death) or receives notice from the Corporation of the termination of his or her contract of service or employment, (i) the Participant shall automatically cease to be entitled to participate in the Share Purchase Plan, (ii) any portion of the contribution of the Participant then held in trust for the participant shall be paid to the participant or the estate of the Participant, (iii) any portion of the contribution of the Corporation then held in trust for the Participant shall be returned and paid to the Corporation, and (iv) any Common Shares then held in safekeeping for the participant shall be delivered to the Participant or the estate of the Participant.

Common Shares issued for, or delivered to, the account of a Participant in the Share Purchase Plan will be held in safekeeping and delivered, subject as otherwise provided in the Share Purchase Plan, to the Participant at such time or times as are determined by the Corporation upon the request of the participant.

If there is a take-over bid (within the meaning of the Securities Act (Ontario)) made for the Common Shares, then the Committee may make any Common Shares held in safekeeping under the Share Purchase Plan for a Participant immediately deliverable in order to permit such Common Shares to be tendered to such bid. In addition, the Committee may permit the contribution of the Corporation to be made and Common Shares to be delivered for the then aggregate contribution of the participant and the Corporation prior to the expiry of any such take-over bid in order to permit such Common Shares to be tendered to such bid.

A maximum of 2,750,000 Common Shares may be issued under the Share Purchase Plan representing less than 1 per cent of the number of Common Shares outstanding as at April 8, 2009. For the financial year ended December 31, 2008, Common Shares were purchased in the market. An aggregate of 63,558 Common Shares have been issued to date under the Share Purchase Plan representing 0.02 per cent of the outstanding Common Shares. 2,686,442 Commons Shares remain available to be issued under the Share Purchase Plan.

Share Bonus Plan

The Share Bonus Plan permits Common Shares to be issued as a discretionary bonus to Participants. A maximum equal to the lesser of 600,000 Common Shares and one per cent of the number of Common Shares outstanding from time to time may be issued under the Share Bonus Plan.

An aggregate of 163,293 Common Shares have been issued to date under the Share Bonus Plan representing 0.1 per cent of the outstanding Common Shares. 436,707 Commons Shares remain available to be issued under the Share Bonus Plan.

Deferred Share Plan

The Deferred Share Plan permits Common Shares to be issued as a discretionary bonus to Participants. A maximum equal to the lesser of 500,000 Common Shares and one per cent of the number of Common Shares outstanding from time to time may be issued under the Deferred Share Plan. Under the Deferred Share Plan, Common Shares awarded to a Participant may either be (i) issued from treasury, or (ii) purchased through the facilities of the TSX, and delivered to such Participant. The provisions and restrictions (including any vesting provisions) attached to awards of Common Shares granted under the Deferred Share Plan will be determined by the Committee at the time of grant of the award of Common Shares.

If there is a take-over bid (within the meaning of the Securities Act (Ontario)) made for outstanding Common Shares, the Committee may accelerate any awards granted under the Deferred Share Plan and issue or deliver any Common Shares issuable or deliverable under the Deferred Share Plan in order to permit such Common Shares to be tendered to such bid.

Subject to any employment agreement or notice or agreement with respect to an award granted under the Deferred Share Plan or as otherwise determined by the Committee, if a Participant ceases to be employed by or provide services to the Corporation and all the designated affiliates of the Corporation (a “Designated Affiliate”) or resigns as a director or officer of the Corporation and its Designated Affiliates for any reason other than retirement, disability or death, the Participant shall automatically cease to be entitled to participate in the Deferred Share Plan and any entitlement to receive Common Shares thereafter under the Deferred Share Plan shall terminate.

If a Participant dies, any Common Shares to which such Participant was entitled in respect of an award granted under the Deferred Share Plan as of the date of death will be delivered as soon as practicable thereafter and, subject to any employment agreement or notice or agreement with respect to an award granted under the Deferred Share Plan or otherwise determined by the Committee, such Participant shall cease to be entitled to participate in the Deferred Share Plan and any entitlement to receive any Common Shares under the Deferred Share Plan will terminate with effect as of the date of death of such Participant.

For the financial year ended December 31, 2008, nil Common Shares were issued pursuant to the Deferred Share Plan, representing 0 per cent of the outstanding Common Shares. 500,000 Common Shares remain available to be issued from treasury under the Deferred Share Plan.

Share Option Plan

The Share Option Plan provides for the grant of non-transferable options for the purchase of Common Shares to Participants. Subject to the terms of the Share Option Plan, the Board has the authority to select Participants to whom options will be granted, the number of Common Shares subject to options granted and the exercise price of Common Shares under option. It is the Board’s policy that the directors will not receive annual option grants.

Subject to the provisions of the Share Option Plan, no option may be exercised unless the optionee at the time of exercise is:

(e)	in the case of an eligible employee, an officer of the Corporation or a Designated Affiliate or in the employment of the Corporation or a Designated Affiliate and has been continuously an officer or so employed since the date of grant of the option, provided, however, that a pre-approved leave of absence will not be considered an interruption of employment for the purposes of the Share Option Plan;

(f)	in the case of an eligible director who is not also an eligible employee, a director of the Corporation or Designated Affiliate and has been such a director continuously since the date of grant of the option; and

(g)	in the case of any other Participant, engaged, directly or indirectly, in providing ongoing management or consulting services for the Corporation or Designated Affiliate and has been so engaged since the option’s date of grant.

The exercise price for purchasing Common Shares cannot be less than the closing price of the Common Shares on the TSX on the last trading day immediately preceding the date of grant of the option. Each option, unless sooner terminated pursuant to the provisions of the Share Option Plan, will expire on a date determined by the Board at the time of grant, which date cannot be later than ten years from the date the option was granted.

The vesting provisions of options granted pursuant to the Share Option Plan provide for the vesting of options in accordance with any applicable terms of any employment agreements or in any notice or option agreement entered into between the Corporation and the holder of the option. In the absence of any vesting provisions being so provided, options granted under the Share Option Plan shall vest equally over a three year period. The total number of Common Shares that may be issued under the Share Option Plan cannot exceed 20,257,401 Common Shares. In addition, the aggregate number of Common Shares at any time available for issue to any one person cannot exceed five per cent of the number of Common Shares then outstanding.

If an optionee: (i) ceases to be a director of the Corporation and a Designated Affiliate (and is not or does not continue to be an employee thereof) for any reason (other than death), or (ii) ceases to be employed by, or provide services to, the Corporation or the Designated Affiliates (and is not or does not continue to be a director or officer thereof), or any corporation engaged to provide services to the Corporation or the Designated Affiliates, for any reason (other than death) or receives notice from the Corporation or a Designated Affiliate of the termination of his or her employment contract, except as otherwise provided in any employment contract, such participant will have 60 days from the date of such termination or cessation, as the case may be, to exercise his or her options to the extent that such participant was entitled to exercise such options at the date of such termination or cessation. Notwithstanding the foregoing or any employment contract, in no event will such right extend beyond the term of the option.

If a Participant shall die, any option held by such Participant at the date of such death shall become immediately exercisable, and shall be exercisable in whole or in part only by the person or persons to whom the rights of the optionee under the Option shall pass by the will of the optionee or the laws of descent and distribution for a period of nine months (or such other period of time as is otherwise provided in an employment contract or the terms and conditions of any option) after the date of death of the optionee or prior to the expiration of the option period in respect of the option, whichever is sooner, and then only to the extent that such optionee was entitled to exercise the option at the date of the death of such optionee.

No options awarded pursuant to the provisions of the Share Option Plan are assignable or transferable by any Participant other than pursuant to a will or by the laws of descent and distribution.

On May 15, 2003, in accordance with the terms of the Share Incentive Plan, the directors of the Corporation amended the Share Option Plan to eliminate share appreciation rights for optionees. An optionee was previously entitled to terminate an option, in whole or in part, and, in lieu of receiving the Common Shares to which the terminated option related, to receive that number of Common Shares having an equivalent value to the terminated option. The TSX did not require that shareholders of the Corporation approve such amendment to the Share Option Plan.

If a take-over bid (within the meaning of the Securities Act (Ontario)) is made for the Common Shares, then the Board may permit all outstanding options to become immediately exercisable in order to permit Common Shares issuable under such options to be tendered to such bid.

As a result of the exercise of options and the resulting issue of Common Shares, the number of Common Shares now reserved for issue under the Share Option Plan is 12,405,701 Common Shares, representing 4.2 % of the current outstanding Common Shares. Options to purchase an aggregate of 5,845,000 are currently outstanding, leaving an aggregate of 6,560,701 Common Shares available for future grants of options under the Share Option Plan representing 2.2 per cent of the current outstanding Common Shares.

In addition, as of December 31, 2008, there are 612,140 options outstanding relating to options acquired resulting from the acquisitions of Repadre Capital Corporation and Cambior Inc. These options are excluded from the shares reserved for issue under the Share Incentive Plan.

STATEMENT OF EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

The compensation committee of the Board (the “Compensation Committee”) oversees the compensation of executive officers of the Corporation, including the CEO, CFO and three other most highly compensated executive officers at the end of the Corporation’s most recently completed financial year (the “Named Executive Officers”). The ultimate compensation decision, after receipt of the recommendations of the Compensation Committee, is left to the Board.

Members of the Compensation Committee during the most recently completed financial year were, and still are, Peter C. Jones (Chairman), Donald K. Charter and William D. Pugliese. Messrs. Jones, Charter and Pugliese are all independent of management of the Corporation, have no interlocking relationships with management and are experienced in matters of executive compensation, having been former chief or senior executive officers of largely capitalized public companies, including mining companies, and worked with their boards directly on matters of compensation.

The Compensation Committee makes recommendations to the Board on all aspects of the compensation payable to the CEO, the Named Executive Officers and other executive officers as well as with respect to compensation policies. The CEO may attend meetings of the Compensation Committee to provide advice and recommendations regarding the compensation of executive officers, however, the CEO is not a member of the Compensation Committee, not entitled to vote on any matter brought before the Compensation Committee and not present during discussion of his own compensation, whether at the Compensation Committee or Board level.

Compensation Policy and Objectives

The Compensation Committee reviews, for approval by the Board, the design and competitiveness of the Corporation’s executive pay-for-performance compensation program. The fundamental objective of the Corporation is the long-term creation and protection of shareholder value. The Corporation’s executive compensation program is designed to achieve this and to align the interests of the executives with the interests of shareholders.

The compensation of the Corporation’s executive officers, including the Named Executive Officers, is made up of the following four components, all designed to align the interests of the executive officers with shareholders with regard to the long-term creation and protection of shareholder value.

Base Salary: The base salary is reviewed annually by the Compensation Committee and established with reference to the responsibilities, experience and competencies of the executive officer. Base salaries recommended by the Compensation Committee, to remain competitive, generally fall near the median of the Corporation’s peer or comparator group of companies. For the most recently completed financial year, the peer group referenced by the Compensation Committee comprised gold-producing companies with similar market capitalization to the Corporation (see section entitled “Peer Group” for a list of the companies).

Cash Performance Bonus: The cash performance bonus is an annually targeted percentage of base salary, to drive the performance of executives, and tied to the accomplishment of key performance indicators of the Corporation that drive shareholder value (discussed below, under “Performance Criteria”). Having tied the cash performance bonus this way, executives are rewarded for performance which meets the Corporation’s stated objectives.

Long-term Equity Incentives: Equity incentives, in the form of options and/or shares, align executive officer and shareholder interests in the long-term creation and protection of shareholder value and are thus an integral part of compensation recommendations with respect to executive officers. They encourage the executives to think like owners. The annual equity award recommended by the Compensation Committee to the Board, the Board being the ultimate arbiter with respect to any option or share award, is discretionary and takes into account previous equity awards. There is an expectation that executive officers will, within a period of three years of being appointed, hold equity at least equal in value to their base salary at that time (the expectation for the CEO being 200% of base salary). The value attributed to equity award recommendations by the Compensation Committee is based on market value at the time of grant.

Employee Benefits: Benefits are competitive with those offered by the Corporation’s peer group, including health and life insurance benefits, a defined contribution pension plan and share purchase plan, comprising part of the equity incentive plan of the Corporation. The Corporation’s executive officers participate equally in the benefit programs available generally to salaried employees. The Named Executive Officers also receive perquisites such as parking and club memberships, whose annual value is below $50,000.

Compensation Calculation

In terms of the annual compensation award recommendation, guidelines have been established by the Compensation Committee which outline the key corporate objectives. These objectives are designed to reflect those goals which drive or reflect the long-term creation and protection of shareholder value. These are guidelines, however, and are not applied as a hard and fast formula. The Compensation Committee has determined that rigid formulas may too often have an unwanted result and the experienced discretion of the Board should be the ultimate determinant of the correct, overall compensation in the context of the pre-determined guidelines. The guidelines have been designed to provide some certainty for the executive and the Board as to how performance will be assessed and rewarded while providing the necessary flexibility to ensure fairness.

The Board comes to a decision after a review of the Compensation Committee’s recommendations, which follow extensive discussions with the CEO and a review of the guidelines and performance against the pre-established benchmarks. Compensation is decided with the intent of attracting and retaining executives and motivating them to achieve superior results, as reflected in the Corporation’s performance.

The guidelines used by both the Compensation Committee, to make its recommendations, and the Board, to make the ultimate compensation decision, are reviewed annually, in conjunction with the annual budgeting process. This ensures the guidelines are kept up to date with performance expectations and the competitiveness of the industry. It is important to note that, in addition to an annual evaluation of specific corporate, operational, departmental and personal performance benchmarks, the overall approach to compensation taken by the Compensation Committee is examined as the Corporation and marketplace evolve.

Management Role in Compensation Decision Making

The CEO puts forward recommendations to the Compensation Committee for consideration with respect to salary increases, bonus payments, and option and share grants for the Named Executive Officers. These recommendations are based upon the assessment of performance against guidelines, benchmarks and industry practice.

The CEO sets personal objectives with the NEOs at the start of the year. The CEO evaluates their accomplishments at year-end and provides recommendations to the Compensation Committee. The CEO prepares a draft of his own personal objectives and finalizes the personal objectives against which he will be assessed with the Compensation Committee. The Compensation Committee reviews CEO performance versus these objectives and corporate performance.

Management also collects and summarizes market pay and company financial performance data for the Compensation Committee’s consideration in its decision making.

Compensation Consultant

In accordance with the Corporation’s adherence to the best practice of retaining independent executive compensation consulting advice, any work other than services performed for the Compensation Committee by any compensation consultant must be pre-approved in advance by the Compensation Committee or the Chair thereof. In 2008, Towers Perrin was retained by the Compensation Committee for purposes of understanding trends and the impact of the economic environment on pay and did not provide any other services to the Corporation.

Peer Data

Market pay data is one reference point in the salary decision-making process. The Compensation Committee looks at market data in conjunction with the compensation guidelines when recommending to the Board base salary.

The more directly comparable peer group consists of gold-producing companies with a similar market capitalization to the Corporation. This peer group is used for salary determination and performance assessment under the Cash Performance Bonus. The current peer group companies are as follows:

•	Buenaventura

•	Centerra,

•	Kinross

•	Lihir

•	Newcrest, and

•	Yamana

The Compensation Committee also references survey data from Price Waterhouse and Coopers Consulting.

Performance Criteria

Guidelines established by the Compensation Committee require that executive officers, including the Named Executive Officers, be evaluated against a matrix of operational, corporate, departmental and personal targets, designed to achieve the long-term creation and protection of shareholder value. For example, the long-term creation and protection of shareholder value is demonstrated by: (i) relative share price performance over time which the corporate performance metric is designed to reflect; and (ii) financial performance of the Corporation which the operating performance metric is designed to reflect. The nature of the position and responsibilities of the particular executive officer dictate the targets to be applied and their weightings. For example, an executive officer whose principal responsibilities involve an oversight of the operation of the Corporation’s mines will have, compared to the other executive officers, a greater weighting assigned to the operating performance target, whereas the CEO will have a greater weighting assigned to corporate performance. In respect of the Named Executive Officers, the evaluative criteria and weightings assigned by the Compensation Committee to such evaluative criteria are as follows.

Named Executive Officer	Operating Performance	Corporate Performance	Departmental Performance	Personal Performance
Joseph F. Conway President and CEO	45%	45%	N/A	10%

Carol Banducci Chief Financial Officer	35%	35%	15%	15%

Gordon Stothart Chief Operating Officer	60%	30%	N/A	10%

Larry E. Phillips Senior Vice President, Corporate Affairs	35%	35%	15%	15%

Denis Miville-Deschenes Senior Vice President, Project Development	35%	30%	20%	15%

The operating, corporate, departmental and personal performance benchmarks established by the Compensation Committee and against which the compensation award is, in part, recommended to the Board, are comprised of the following components.

Operating Performance: Operating performance is divided into net operating cash flow (1) (60%), reserve replacement (25%) and health, safety and sustainability (15%). Net operating cash flow is what results after capital expenditures (including those relating to exploration and project development) have been subtracted from operating cash flow and is targeted at a pre-tax cash flow based on the budgeted gold price, which negates the effect of the price of gold on operating performance. Generally, with a view to more closely equating executive contribution with performance, factors over which the executive generally has no control, including, in addition to gold price, fuel price and exchange rate, are backed out of the assessment. Only currently operating mines are taken into account when looking at reserve replacement, not the contribution of exploration or development projects, new projects or acquisitions. The health, safety and sustainability score is based, among other environmental components, on the severity and frequency of lost-time incidents during the year (any fatality resulting in a zero score) and relative to the Corporation’s current objective of at least a 25% reduction in lost-time incidents for every mine, over any 3 year rolling period, pro-rated regionally and corporately or, ultimately, zero accidents.

2008 Net operating cash flow(1) (USD - 60% weight)

Actual Net Operating Cash Flow	$235M	(1)
Budget Op. Cash Flow	$65M

Performance Multiplier Achieved	175%
(1) 2008 net operating cash flow is calculated as gold sales less cash costs less capital expenditures

Operating performance was strong in 2008 and achieved a level of 152% over target levels or a 1.52 multiplier on the operating performance factor.

Corporate Performance: Corporate performance is considered by the Compensation Committee on a relative basis and broken down equally into total shareholder return (share price appreciation and dividends) (50%) and return on capital (50%). Total shareholder return is further looked at equally in terms of total shareholder return over one year (50%) and three years (50%) in order to reduce the distortion of any extraordinarily positive or negative year due to a non-recurring event. For a 100% score in the total shareholder return category, the Corporation’s total shareholder return must be at least 110% of the total shareholder return of the S&P/TSX Global Gold Index. Return on capital is defined as pre-tax cash flow or earnings from operations divided by the sum of the Corporation’s shareholder equity, minority interest and long-term debt, net of cash and cash equivalents and investments. Return on capital is compared to the average return on capital of the Corporation’s peer group and must exceed 110% of the peer group return on capital for a 100% scoring.

2008 Total shareholder return

1 Year Return (25% weight)
IAMGOLD	-5.0%
S&P/TSX Global Gold Index	4.3%

Performance Multiplier	0.0%

3 Year Return (25% weight)
IAMGOLD	-5.2%
S&P/TSX Global Gold Index	12.2%

Performance Multiplier	0.0%

2008 Return on Capital (50% weight)

ROC (IAMGOLD)	22.9%
ROC (Peer Group)	13.3%

Performance Multiplier	100.0%

While the total shareholder return did not meet target levels, return on capital was well above the peer group (23% versus 13%). As a result, a minimum of 50% of the Corporate Performance factor (or a 0.50 multiplier) was achieved.

Departmental Performance: Departmental performance is the performance, within budgetary constraints, of the function over which the executive officer has principal oversight. The CEO (discussed below, under “Compensation of the Chief Executive Officer”) is responsible for establishing and overseeing the strategic direction of the Corporation and executive succession planning. The CFO is responsible for overseeing financial reporting and the establishment of internal controls to guarantee accurate and complete reporting across the organization. The COO is responsible for oversight of the Corporation’s operating performance. The head of Corporate Affairs is responsible for oversight of the Corporation’s legal and government affairs. The head of Project Development is responsible for oversight of management and development of corporate projects

Personal Performance: Personal performance is evaluated by the Compensation Committee in terms of the level of accomplishment of the personal goals established by the CEO, and approved by the Compensation Committee, for each executive for the year. In terms of the CEO, personal goals are established by the Compensation Committee.

The overall achievement of the Named Executive Officers with respect to each of the benchmarks used by the Compensation Committee, and the total performance score, used to arrive at the compensation recommendation to the Board, is set out below.

Named Executive	Operating Performance	Corporate Performance	Departmental Performance	Personal Performance	Total Performance
Joseph F. Conway President and CEO	68%	22%	N/A	25%	115%

Carol Banducci Chief Financial Officer	53%	17%	15%	25%	110%

Gordon Stothart Chief Operating Officer	91%	15%	N/A	10%	116%

Larry E. Phillips Senior Vice President, Corporate Affairs	53%	17%	15%	15%	100%

Denis Miville-Deschenes Senior Vice President, Project Development	53%	15%	20%	20%	108%

Consistent with the Compensation Committee’s pay-for-performance philosophy and program, the annual cash performance bonus, as a percentage of base salary, was determined in light of the total performance of each of the Named Executive Officers, in addition to the long-term equity incentive award. A 100% total performance score may warrant an award of the total targeted cash bonus of a Named Executive Officer subject to the discretion of the Compensation Committee. In relation to and closely reflecting total performance, the approximate actual cash bonus received, and that which was targeted by the Compensation Committee for the most recently completed financial year, as a percentage of base salary, are as follows.

NAMED EXECUTIVE	Bonus Targeted (% of Base Salary)	Bonus Earned for 2008 (% of Base Salary)
Joseph F. Conway President and CEO	65%	75%

Carol Banducci Chief Financial Officer	45%	50%

Gordon Stothart Chief Operating Officer	50%	58%

Larry E. Phillips Senior Vice President, Corporate Affairs	45%	45%

Denis Miville-Deschenes Senior Vice President, Project Development	40%	43%

Compensation of the Chief Executive Officer

The foregoing guidelines applied by the Compensation Committee when coming to a recommendation in respect of the compensation of the Named Executive Officers are also applied to the recommendation of the compensation to be awarded the CEO. In respect of the CEO, the Compensation Committee:

(1)	periodically reviews the CEO’s responsibilities and makes recommendations for changes, as the case may be, to the Board for approval;

(2)	reviews, on an annual basis, corporate goals and objectives relevant to the CEO’s compensation and makes recommendations thereon to the Board for approval;

(3)	leads the annual review and evaluation process of the CEO’s performance and reports on the results thereof to the Board; and

(4)	reviews, and if appropriate, recommends to the Board for approval, any agreement between the Corporation and the CEO, including those addressing retirement, termination of employment or other special circumstances, as appropriate.

Performance Graph

The following graph compares the year-over-year percentage change in the cumulative total shareholder return for US$100 invested in common shares of the Corporation on January 1, 2004 against the cumulative total shareholder return of the S&P/TSX Composite Total Return Index and S&P/TSX Gold Index for the five most recently completed financial years of the Corporation.

The following graph illustrates how the trend in IAMGOLD’s total NEO compensation follows company performance as measured by return on capital and net operating cash flow. Total NEO compensation is calculated as salary (annualized for new hires), bonus earned, expected value of long-term incentives at the time of grant, employer contributions to the pension plan and all other compensation. While total NEO compensation has been relatively unchanged (except for 2006 where there was an increase in the value of long-term incentives granted), the value of the NEOs’ outstanding long-term incentive awards is highly correlated with movements in IAMGOLD’s share price, supporting shareholder alignment.

SUMMARY COMPENSATION TABLE

Further to the general discussion of the pay-for-performance compensation program of the Corporation and the guidelines applied by the Compensation Committee in coming to its compensation recommendation to the Board, the following table sets out the total compensation actually paid the Named Executive Officers in the most recently completed financial year as well as two previous financial years, to the extent the Named Executive Officer was employed with the Corporation, and all of the constituents of total compensation. The Named Executive Officers are those individuals who were, during the most recently completed financial year of the Corporation, the CEO, CFO and three other most highly compensated executive officers of the Corporation.

The Corporation has entered into employment agreements with the Named Executive Officers (“Employment Agreements”). The Employment Agreements describe the terms and conditions under which the Named Executive Officers have been retained, their remuneration as well as the circumstances under which their employment may be terminated or deemed to terminate and the compensation, if any, payable further to a termination (a discussion with respect to compensation payable upon termination or a change of control follows under “Termination and Change of Control Benefits”). The Employment Agreements set out the initial base salary of each Named Executive Officer, for a term of 3 years, subject to increase in years 2 and 3, and subsequent years, if performance warrants. The Employment Agreements do not provide the Named Executive Officers with benefits or perquisites that are greater, more advantageous or valuable than that provided generally to salaried employees of the Corporation, such as in respect of participation in the Corporation’s group health benefits plan and defined contribution pension plan.

SUMMARY COMPENSATION TABLE

Name and principal position (1)	Year	Salary ($)		Share- based awards (2)	Option- based awards (3)	Non-equity incentive plan compensation ($)		Pension value (4)	All other compensation (5)	Total compensation
						Annual incentive plans	Long- term incentive plans
Joseph F. Conway President and CEO	2008	USD	562,852	—	549,841	422,139	—	10,721	24,947	1,570,499
		CAD	600,000	—	675,700	450,000	—	11,429	26,593	1,763,722
	2007	USD	534,884	—	476,706	181,395	—	18,605	22,247	1,233,837
		CAD	575,000	—	485,334	195,000	—	20,000	23,916	1,299,250
	2006	USD	440,839	126,691	428,666	238,053	—	—	26,197	1,260,447
		CAD	500,000	148,532	506,941	270,000	—	—	29,713	1,455,186

Carol Banducci Chief Financial Officer(6)	2008	USD	347,092	—	227,521	173,546	—	12,910	13,216	774,284
		CAD	370,000	—	279,600	185,000	—	13,762	14,088	862,450
	2007	USD	161,539	61,694	563,655	69,767	—	4,341	1,073	862,070
		CAD	173,654	61,682	585,124	75,000	—	4,667	1,154	901,281

Gordon Stothart Chief Operating Officer(7)	2008	USD	414,634	—	303,361	237,336	—	14,319	15,760	985,410
		CAD	442,000	—	372,800	253,000	—	15,264	16,800	1,099,864
	2007	USD	63,357	92,542	425,886	—	—	—		581,785
		CAD	68,109	92,523	428,398	—	—	—	—	589,030

Larry E. Phillips Senior Vice President, Corporate Affairs	2008	USD	304,878	—	189,600	136,961	—	12,469	25,526	669,434
		CAD	325,000	—	233,000	146,000	—	13,292	27,211	744,503
	2007	USD	288,372	—	297,941	106,977	—	14,419	14,584	722,293
		CAD	310,000	—	303,334	115,000	—	15,500	15,678	759,512
	2006	USD	264,504	84,461	285,778	101,393	—	—	17,060	753,196
		CAD	300,000	99,022	337,961	115,000	—	—	19,350	871,333

Denis Miville-Deschenes Senior Vice President, Project Development	2008	USD	295,497	—	132,720	126,642	—	25,487	76,922	657,268
		CAD	315,000	—	163,100	135,000	—	27,169	81,999	722,268
	2007	USD	279,070	—	238,353	83,721	—	—	12,182	613,326
		CAD	300,000	—	242,667	90,000	—	—	13,096	645,763
	2006	USD	264,504	84,461	285,778	123,435	—	—	3,582	761,759
		CAD	300,000	99,022	337,961	140,000	—	—	4,062	881,045

(1)	All Named Executive Officers receive their compensation in Canadian dollars. The compensation has been converted into US dollars using an average CAD/USD foreign exchange rate for the relevant year, except for the equity based awards. The average foreign exchange rates used are 2008: 1.066; 2007: 1.075; 2006: 1.1342.
(2)	Represents grant date value of awards under the Deferred Share Plan (2007) and Share Bonus Plan (2006). For 2008, no share based awards were granted. For 2007 and 2006, the Compensation Committee grant decisions were based on granting a number of share awards rather than a dollar value.
(3)	For 2008 compensation, the Compensation Committee grant decisions are based on granting a specified dollar value, where previously the grant decisions were based on granting a number of options (2006 and 2007). The 2008 grants have been valued using the accounting fair value of $4.66 per share. This value is calculated using a Black-Scholes model and the following assumptions: volatility – 56%, dividend yield – 0.69%, interest rate – 2.5%, expected life – 4.18 years and exercise price – $10.55, and CAD/USD foreign exchange rate – 1.2289.
(4)	Values in pension column represent employer contributions to the Defined Contribution pension plan.
(5)	All other compensation includes personal insurance premiums, employer contributions to the Share Purchase Plan, and perquisites.
(6)	C. Banducci’s start date was June 25, 2007. The 2007 annualized salary was $350,000.
(7)	G. Stothart’s start date was December 1, 2007. The 2007 annualized salary was $425,000.

INCENTIVE PLAN AWARDS

As previously noted in the Compensation Discussion and Analysis, with a view to driving and rewarding performance that contributes to the long-term creation and protection of shareholder value, the fundamental objective of the Corporation, the Corporation has established an incentive plan for the Named Executive Officers. A part of this incentive plan, designed to align the interests of the executive with the interests of shareholders, is comprised of potential equity awards in the form of options or shares that vest over time so that the full benefit is not realizable to the Named Executive Officers in the short term. The general guideline is that the value of long-term incentive awards should be no more than between 50% and 150% of the cash bonus award for the year.

The following table sets out for the Named Executive Officers all option-based and share-based awards outstanding as at the end of the Corporation’s most recently completed financial year.

Outstanding share-based awards and option-based awards

	Option-based Awards					Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price	Option expiration date	Value of unexercised in-the-money options (1)		Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (1)
		CAD		USD	CAD		USD	CAD
Joseph F. Conway	100,000	9.02	8-Mar-2009	—	—	16,584	103,480	126,038
	25,000	8.49	10-Mar-2010	—	—
	125,000	10.83	30-Jan-2011	—	—
	150,000	10.11	7-Feb-2012	—	—
	200,000	6.40	16-May-2013	197,044	240,000

Carol Banducci	100,000	8.33	2-Jul-2012	—	—	10,000	62,397	76,000
	125,000	6.40	16-May-2013	123,153	150,000

Gordon Stothart	150,000	8.69	9-Dec-2012	—	—	15,000	93,596	114,000

Larry E. Phillips	50,000	7.35	18-Dec-2012	10,263	12,500	13,734	85,697	104,378
	75,000	9.02	8-Mar-2009	—	—
	25,000	8.49	10-Mar-2010	—	—
	100,000	10.83	30-Jan-2011	—	—
	100,000	10.11	7-Feb-2012	—	—
	125,000	6.40	16-May-2013	123,153	150,000

Denis Miville-Deschenes	12,600	5.24	6-May-2009	24,414	29,736	7,500	46,798	57,000
	12,600	4.65	8-May-2010	30,517	37,170
	12,600	7.79	11-May-2011	—	—
	12,600	5.48	11-May-2012	21,931	26,712
	100,000	10.11	7-Feb-2012	—	—
	100,000	6.40	16-May-2013	98,522	120,000

(1)	The value of the option-based awards and share-based awards is calculated in Canadian dollars using the closing TSX price of $7.60 and converted to USD using the closing foreign exchange rate of 1.2180, both as of December 31, 2008.

As also earlier noted, another part of the Corporation’s incentive plan is a cash performance bonus, an annually targeted percentage of base salary, tied to the accomplishment of the Corporation’s key performance indicators. The actual cash performance bonus amount earned by the Named Executive Officers in the most recently completed financial year is included in the last column of the following table, which also sets out the amounts vested in terms of option-based and share-based awards during the year, assuming the options were exercised upon vesting.

Incentive plan awards – value vested or earned during the year

Name	Option-based awards– Value vested during the year		Share-based awards – Value vested during the year		Non-equity incentive plan compensation– Value earned during the year
	USD	CAD	USD	CAD	USD	CAD
Joseph F. Conway	—	—	70,371	70,527	422,139	450,000
Carol Banducci	—	—	—	—	173,546	185,000
Gordon Stothart	—	—	—	—	237,336	253,000
Larry E. Phillips	—	—	68,254	68,439	136,961	146,000
Denis Miville-Deschenes	—	—	18,579	18,575	126,642	135,000

PENSION PLAN BENEFITS

Defined Contribution plans table

The Corporation has a Defined Contribution pension plan that is generally available to all salaried employees (the “Plan”). The Named Executive Officers participate on an equal basis with salaried employees in the terms, conditions, rights and benefits under the Plan. Notwithstanding any contribution made to the Plan by the Named Executive Officer, each receives a contribution from the Corporation to the Plan of at least 5% of base salary. If a contribution is made to the Plan by the Named Executive Officer, for any contribution made that is less than 6% of base salary, the Corporation will contribute the minimum 5% plus half of the contribution. If a Named Executive Officer contributes 6% or more of base salary, the Corporation will contribute 8% of base salary. Contributions do not exceed the Income Tax limit on deductible contributions. Contributions are made as deposits at Great West-London Life and are invested following the investment instructions provided by the Named Executive Officer.

Name		Accumulated value at start of year(1)	Compensatory	Non- compensatory(2)	Accumulated value at year end(1)
Joseph F. Conway	USD	20,235	10,721	(2,070)	28,886
	CAD	20,059	11,429	3,696	35,184
Carol Banducci	USD	8,345	12,910	718	21,973
	CAD	8,272	13,762	4,729	26,763
Gordon Stothart	USD	0	14,319	(1,664)	12,655
	CAD	0	15,264	150	15,414
Larry E. Phillips	USD	15,938	12,469	(3,951)	24,456
	CAD	15,800	13,292	696	29,788
Denis Miville-Deschenes	USD	0	25,487	(255)	25,232
	CAD	0	27,169	3,563	30,732

(1)	Accumulated value at start of year was converted to USD at the December 31, 2007 exchange rate while the accumulated value at year end was converted to USD at the December 31, 2008 exchange rate.
(2)	Non-compensatory amounts in the above table include NEO contributions, investment returns and the change in accumulated value due to change in exchange rates during 2008.

TERMINATION AND CHANGE OF CONTROL BENEFITS

The Employment Agreements describe the terms and conditions under which the Named Executive Officers have been retained, their remuneration as well as the circumstances under which their employment may be terminated or deemed to terminate and the compensation, if any, payable further to a termination.

Under the Employment Agreements, following a termination by the Corporation of a Named Executive Officer without cause, the Corporation will continue to pay the Named Executive Officer for a period of 24 months the annual salary of the Named Executive Officer in effect immediately prior to termination. Alternatively, the Named Executive Office can elect to receive all or a portion of the 24 month payment as a lump sum. In addition, for the 24 months following termination, any benefits of the Named Executive Officer under employee benefits plans and programs of the Corporation remain in force, to the extent permitted under such plans and programs, and any options to purchase securities of the Corporation immediately vest on termination and remain exercisable for a period of 60 days following termination. Any constructive termination or dismissal of the Named Executive Officer is treated as a termination without cause.

Also pursuant to these Employment Agreements, upon a change of control of the Corporation, the employment of the Named Executive Officer is deemed to have terminated without cause (“single trigger”) and (if the change of control payment and benefit entitlement is not waived by the Named Executive Officer within 60 days after the change of control) a lump sum payment is to be made by the Corporation to the Named Executive Officer in an amount equal to twice the annual salary in effect immediately prior to termination. In addition, any rights and benefits of the Named Executive Officer under employee benefits plans and programs of the Corporation remain in force, to the extent permitted under such plans and programs, for a period of 24 months after the change of control and any options to purchase securities of the Corporation and deferred securities of the Corporation immediately vest on a change of control and remain exercisable for a period of 60 days following termination. For the purposes of the Employment Agreements, a “change of control” occurs where 40% or more of the votes attached to the securities of the Corporation are acquired and such votes are exercised so as to result in the election of a majority of directors of the Corporation who were not directors immediately prior to the acquisition of such securities.

The Named Executive Officers remain obligated after their termination to keep proprietary and confidential information of the Corporation acquired during the course of their employment with the Corporation confidential and not to use such proprietary and confidential information to the detriment of the Corporation. As well, the Named Executive Officers may not engage in any business activity in competition with the business of the Corporation during their employ and not, whether during or for 12 months after their employment with the Corporation, solicit or attempt to retain any employee of the Corporation. Given the serious and immediate harm that would be caused the Corporation if a Named Executive Officer were to breach any obligation with respect to confidential information or non-competition, the Corporation is entitled to seek injunctive relief, specific performance and other equitable relief, in addition to any remedy it may have at law.

The following table sets out the estimated incremental payments to the Named Executive Officers, individually and in the aggregate in the event of resignation, retirement, termination without cause, termination with cause and change in control, as if such event occurred on the last business day of the Corporation’s most recently completed financial year. Values represent a lump sum in terms of salary and the estimated cost of benefits, and assume all equity entitlements then outstanding were exercised using the closing market price of the Corporation’s securities on the last business day of the year. Members of the Compensation Committee are aware of and understand the long-term implications of these Employment Agreements and the limitations they impose on changing compensation.

Event	Joe Conway		Carol Banducci		Gordon Stothart		Larry Phillips		Denis Miville- Deschenes
	USD	CAD	USD	CAD	USD	CAD	USD	CAD	USD	CAD
Resignation
Severance	0	0	0	0	0	0	0	0	0	0
Equity*	0	0	0	0	0	0	0	0	0	0
Benefits	0	0	0	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0	0	0	0

Retirement(1)
Severance
Equity
Benefits
Total	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Termination with Cause
Severance	0	0	0	0	0	0	0	0	0	0
Equity*	0	0	0	0	0	0	0	0	0	0
Benefits	0	0	0	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0	0	0	0

Termination without Cause
Severance	985,222	1,200,000	607,554	740,000	738,916	900,000	533,662	650,000	517,242	630,000
Equity	300,524	366,038	185,550	226,000	93,596	114,000	208,849	254,378	145,320	177,000
Benefits	246,305	300,000	151,888	185,000	184,729	225,000	133,415	162,500	129,310	157,500
Total	1,532,051	1,866,038	944,992	1,151,000	1,017,241	1,239,000	875,926	1,066,878	791,872	964,500

Change in Control
Severance	985,222	1,200,000	607,554	740,000	738,916	900,000	533,662	650,000	517,242	630,000
Equity	300,524	366,038	185,550	226,000	93,596	114,000	208,849	254,378	145,320	177,000
Benefits	246,305	300,000	151,888	185,000	184,729	225,000	133,415	162,500	129,310	157,500
Total	1,532,051	1,866,038	944,992	1,151,000	1,017,241	1,239,000	875,926	1,066,878	791,872	964,500

(1)	As of December 31, 2008, none of the Named Executives Officers was eligible for retirement.

DIRECTOR COMPENSATION

Except for Mr. Conway, the only non-independent member of the Board, whose compensation is fully reflected in the previous Summary Compensation Table together with the other Named Executive Officers and who receives no additional compensation for serving as a Director, the following table sets out all compensation payable to the Board for the Corporation’s most recently completed financial year.

For the financial year ended December 31, 2008, Mr. Pugliese, Chairman of the Board, received an annual retainer of CAD$ 220,000 and the Directors, other than Messrs. Pugliese and Conway, received an annual retainer of CAD$ 12,000 together with CAD$ 2,500 for each Board and Board Committee meeting attended. Annual Committee chair retainers are CAD$ 3,000. The Directors, other than Messrs. Pugliese and Conway, also received a quarterly grant of 500 common shares of the Corporation at a grant date value totalling CAD$13,590 as shown in the table below.

Name		Fees earned	Share-based awards	Option-based awards (1)	Total
William D. Pugliese	USD	206,379		76,469	282,848
	CAD	220,000		76,454	296,454
Derek Bullock	USD	46,435	12,576	25,490	84,501
	CAD	49,500	13,590	25,485	88,575
John E. Caldwell	USD	63,321	12,576		75,897
	CAD	67,500	13,590		81,090
Donald K. Charter	USD	65,666	12,576		78,242
	CAD	70,000	13,590		83,590
W. Robert Dengler	USD	49,250	12,576		61,826
	CAD	52,500	13,590		66,090
Guy G. Dufresne	USD	51,126	12,576		63,702
	CAD	54,500	13,590		68,090
Jean-André Élie	USD	58,161	12,576		70,737
	CAD	62,000	13,590		75,590
Stephen Freedhoff	USD	55,816	12,576		68,392
	CAD	59,500	13,590		73,090
Peter C. Jones	USD	68,011	12,576		80,587
	CAD	72,500	13,590		86,090
Mahendra Naik	USD	60,507	12,576	25,490	98,573
	CAD	64,500	13,590	25,485	103,575
John T. Shaw	USD	51,126	12,576		63,702
	CAD	54,500	13,590		68,090

(1)	For purposes of the above table, the 2008 grants have been valued using the accounting fair value of $2.55 per share. This value is calculated using a Black-Scholes model and the following assumptions: volatility – 49.6%, dividend yield – 0.92%, interest rate – 3.02%, expected life – 4.18 years and exercise price—$6.40

Similar to the earlier disclosure provided with respect to outstanding equity entitlements of the Named Executive Officers, the following table sets out all option-based and share-based awards outstanding as at the end of the Corporation’s most recently completed financial year for the Directors.

Outstanding share-based awards and option-based awards

	Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price	Option expiration date	Value of unexercised in-the-money options
		CAD		USD	CAD
William D. Pugliese	20,000	7.35	18-Dec-2012	4,105	5,000
	30,000	6.40	16-May-2013	29,557	36,000
Derek Bullock	10,000	6.40	16-May-2013	9,852	12,000
John E. Caldwell	50,000	10.50	31-May-2011
Donald K. Charter	32,000	1.28	10-Nov-2010	166,010	202,200
W. Robert Dengler	50,000	7.40	31-Mar-2010	8,210	10,000
Guy D. Dufresne	4,200	5.24	6-May-2009	8,138	9,912
	4,200	4.65	8-May-2010	10,172	12,390
	4,200	7.79	11-May-2011
	50,000	10.54	12-Nov-2011
Jean-Andre Elie	50,000	10.54	12-Nov-2011
Stephen Freedhoff	50,000	7.40	31-Mar-2010	8,210	10,000
Peter C. Jones	50,000	10.50	31-May-2011
Mahendra Naik	20,000	7.88	5-Jun-2012
	20,000	7.35	18-Dec-2012	4,105	5,000
	10,000	6.40	16-May-2013	9,852	12,000
John T. Shaw	50,000	9.51	27-Mar-2011

Also similar to the earlier disclosure provided with respect to the Named Executive Officers, for the Directors, the following table sets out the value vested during the Corporation’s most recently completed financial year in respect of options or shares assuming the options were exercised upon vesting. The Directors do not participate in that non-equity incentive plan of the Named Executive Officers consisting of the cash performance bonus.

Incentive plan awards – value vested or earned during the year

Name	Option-based awards – Value vested during the year		Share-based awards – Value vested during the year
	USD	CAD	USD	CAD
William D. Pugliese	—	—	—	—
Derek Bullock	—	—	12,576	13,590
John E. Caldwell	—	—	12,576	13,590
Donald K. Charter	—	—	12,576	13,590
W. Robert Dengler	9,300	9,500	12,576	13,590
Guy D. Dufresne	—	—	12,576	13,590
Jean-Andre Elie	—	—	12,576	13,590
Stephen Freedhoff	9,300	9,500	12,576	13,590
Peter C. Jones	—	—	12,576	13,590
Mahendra Naik	—	—	12,576	13,590
John T. Shaw	—	—	12,576	13,590

Directors’ and Officers’ Liability Insurance

The Corporation has directors’ and officers’ liability insurance for the benefit of the directors and officers of the Corporation which provides coverage in the aggregate of Cdn$35 million for the period from August 1, 2008 to August 1, 2009. The deductible amount on the policy is Cdn$500,000 and the total premium for the period from August 1, 2008 to August 1, 2009 is Cdn$440,000.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Effective corporate governance practices have been a focus of the Board since the Corporation’s inception. The directors of the Corporation are committed to maintaining high standards of corporate governance for the successful operation of the business of the Corporation, the preservation of its assets and the fostering of the interests of all of its stakeholders.

The corporate governance committee of the Board (the “Corporate Governance Committee”) is responsible for keeping the Board apprised of changes to applicable laws as well as material commentary pertaining to corporate governance best practices. The Board is of the view that the Corporation’s standards of corporate governance continue to meet or exceed the governance requirements in Canada and the United States, the jurisdictions in which it publicly trades.

The following is a description of the Corporation’s corporate governance practices. This statement has been approved by the Corporate Governance Committee and subsequently by the Board. When used to describe a director, the term “independent” has the meaning ascribed thereto by the Canadian Securities Administrators (“CSA”) and the New York Stock Exchange (“NYSE”), namely, a director who has no direct or indirect material relationship with the Corporation. A “material relationship” being a relationship which could, in the view of the Corporation’s Board be reasonably expected to interfere with the exercise of the director’s independent judgment.

Board of Directors

Independence

The Board currently consists of 12 members. After review, the board determined that a smaller board would be more efficient and cost effective. As a result it has resolved to reduce its membership to 10 and, consequently, 10 directors are now nominated for directorship. The Board can and does act independently of management. The positions of Chairman of the Board and CEO are separate and held by two different individuals. The Chairman is independent.

The Board directly, or through its Corporate Governance Committee, reviews, among other things, directors’ relationships with the Corporation and its subsidiaries to determine the independence of Board members. After consideration of all business, family and not for profit relationships between directors and the Corporation and its subsidiaries, the Board has determined, as shown in the table below, that all directors, other than the President and CEO, have no direct or indirect material relationships with the Corporation which could reasonably be expected to interfere with the exercise of their independent judgment. The only non-independent director, the President and CEO, consistent with the Corporation’s policy generally with respect to any director who is also an officer or employee of the Corporation or any of its subsidiaries, receives no remuneration for and while acting in the capacity of a director. All members of the Audit Committee are “independent” as such term is defined in the rules of the CSA, the United States Sarbanes Oxley Act of 2002 (“SOX”) and the NYSE with respect to audit committees.

DIRECTORS’ RELATIONSHIP TO THE CORPORATION(1)

Name	Management	Non-Independent	Independent	Reason for dependent status
Derek Bullock			✓

John E. Caldwell			✓

Donald K. Charter			✓

Joseph F. Conway	✓	✓		President and Chief Executive Officer of the Corporation

W. Robert Dengler			✓

Guy G. Dufresne			✓

Jean-André Élie			✓

Stephen Freedhoff			✓

Peter C. Jones			✓

Mahendra Naik			✓

William D. Pugliese(2)			✓

John T. Shaw			✓

(1)	Other information about each of the 10 directors now nominated for directorship can be found under the heading “Business of the Meeting – Election of Directors” in this Circular.
(2)	More than three years have passed since he has ceased being an officer of the Corporation.

The Board maintains the ability to function independently of management by following several policies and procedures:

•	there are no members of management on the Board other than the President and CEO of the Corporation;

•

members of management, including the President and CEO, the only non-independent director, are regularly not present for the determination or resolution of matters presented by management at meetings of the Board (before resolution, if any) and every meeting of the Board ends with an in-camera session;

•	the President and CEO’s compensation is recommended to the Board by the Compensation Committee and voted on by the Board in his absence; and

•	in addition to the standing committees of the Board, all of which currently are comprised of independent directors, independent, ad-hoc committees are appointed from time to time when appropriate.

Chairman of the Board

The Chairman of the Board, Mr. Pugliese, is, as determined by the Board, independent of management. Mr. Pugliese assumed the role of Co-Chairman of the Board in 1990 and in 2003 became Chairman. He does not sit on the board of directors of any other publicly listed company. The primary roles of the Chairman of the Board are to chair all meetings of the Board and shareholders and to ensure the Board functions effectively. The Chairman’s responsibilities include, without limitation, ensuring that the Board works together as a cohesive team with open communication and acting as liaison between management and the Board.

Meetings and In Camera Sessions

The Board held 14 meetings in 2008. The Board has not established any minimum attendance level for Board and committee meetings, however, attendance is considered critical by the Board for directors to adequately perform their duties and responsibilities in respect of the Corporation. The Board expects directors to attend all regular Board and committee meetings (in person or by phone) unless circumstances make it impossible to do so. Attendance is considered by the Corporate Governance Committee and the Board in director nomination.

The Audit Committee meets at least every quarter to review, among other things, the Corporation’s financial statements and related disclosure documents. The other committees of the Board meet at least once each year or more frequently as deemed necessary by each committee.

The frequency of meetings and the nature of meeting agendas depend on the nature of the business and affairs which the Corporation faces from time to time. The Board’s policy is to hold in camera meetings at the end of each Board and committee meeting. The following table provides details regarding director attendance at Board and committee meetings held during the financial year ended December 31, 2008.

DIRECTORS’ MEETING ATTENDANCE(1)

Name	Board Meetings		Committee Meetings		Total Board/ Committee Meetings
Derek Bullock	13 of 14	93%	2 of 3	67%	15 of 17	88%
John E. Caldwell	14 of 14	100%	7 of 7	100%	21 of 21	100%
Donald K. Charter	14 of 14	100%	8 of 9	89%	22 of 23	96%
Joseph F. Conway	14 of 14	100%	Not Applicable	Not Applicable	14 of 14	100%
W. Robert Dengler	13 of 14	93%	3 of 3	100%	16 of 17	94%
Guy G. Dufresne	14 of 14	100%	3 of 3	100%	17 of 17	100%
Jean-André Élie	13 of 14	93%	7 of 7	100%	20 of 21	95%
Stephen Freedhoff	13 of 14	93%	7 of 7	100%	20 of 21	95%
Peter C. Jones	14 of 14	100%	9 of 9	100%	23 of 23	100%
Mahendra Naik	14 of 14	100%	7 of 7	100%	21 of 21	100%
William D. Pugliese	13 of 14	93%	7 of 9	78%	20 of 23	87%
John T. Shaw (2)	14 of 14	100%	3 of 3	100%	17 of 17	100%

(1)	Percentages have been rounded to the nearest percent.
(2)	Because of distance, Mr. Shaw usually participates by telephone.

During any Board and committee meeting, any independent director may request that members of management not be present for all or part of the meeting. At the end of Board and committee meetings, independent directors have the opportunity to meet without management being present. These in camera sessions promote open discussions among independent board members. In addition, the board will hold in-camera discussions on matters to be decided as it considers appropriate to ensure open discussion of issues before resolution. During such sessions, independent directors address matters such as the CEO’s performance, compensation and succession, Board and committee performance and any sensitive or material transaction, agreement or other matter. During 2008, independent directors held in camera sessions at the end of each Board and committee meeting without any representatives of management being present. The Audit Committee holds, during meetings with management with respect to the annual financial statements, a closed session with the Corporation’s external auditors to allow them to discuss openly their annual audit of the Corporation’s year-end financial statements. Committee chairmen report to the Board on their committee’s in camera session discussion at the following Board meeting. The Board and committee chairmen communicate to management, as needed, the results of matters discussed in in-camera sessions.

Other Public Company Directorships

The Board has a policy of reviewing directorships and committee appointments held by directors in other public companies, with a view to ensuring each director is able to devote the time necessary to adequately fulfill his duties and responsibilities to the Corporation and that conflicts of interest are avoided. Only one director serves on the board of more than three public companies. No director serves on the board of any other public company with any other director of the Corporation and thus there are no interlocking relationships between directors. In addition, there are no interlocking relationships between the directors, such as those that comprise the Compensation Committee, and executive officers. The following table provides details regarding directorships and committee appointments currently held by the Corporation’s directors in other public companies.

Other Public Company Directorship

Name	Directorships (Stock Exchange listing)	Committee Appointments
Derek Bullock	CANARC Resource Corp. (TSX)	Member of the Audit Committee

John E. Caldwell	Faro Technologies Inc. (Nasdaq)	Chairman of the Audit Committee Chair of the Operational Audit Committee Member of the Compensation Committee Member of the Governance Committee

	Advanced Micro Devices	Member of the Audit and Finance Committees

	SMTC Corporation	None

Donald K. Charter	Dundee REIT (TSX)	None

	Baffinland Iron Mines Corporation (TSX)	Chairman of the Governance Committee Member of the Compensation Committee

	Great Plains Exploration Inc. (TSX)	Member of the Compensation Committee Member of the Audit Committee

	Lundin Mining Corporation (TSX)	Member of the Audit Committee Member of the Compensation Committee

Joseph F. Conway	None	None

W. Robert Dengler	Denison Mines Corp. (TSX)	Member of the Compensation Committee Chairman of the Environmental Health and Safety Committee

Other Public Company Directorship

Name	Directorships (Stock Exchange listing)	Committee Appointments
Guy G. Dufresne	Royal & SunAlliance Canada (NYSE, LSE)	Member of the Audit Committee Member of the Pension and Investment Committee

Jean-André Élie	Alimentation Couche Tard Inc. (TSX)	None

Stephen Freedhoff	CryptoLogic Exchange Corporation (TSX) CryptoLogic Limited (TSX, NASDAQ, LSE) IBI Income Fund (TSX)	Member of the Audit Committee Member of the Audit Committee

Peter C. Jones	Mizuho Corp Bank (Canada)	Member of the Audit Committee Member of the Compliance Committee

	Century Aluminum Company (NASDAQ)	Member of the Audit Committee Chair of the Compensation Committee

Mahendra Naik	Fortune Minerals Ltd (TSX)	Chairman of the Audit Committee Member of the Compensation Committee

William D. Pugliese	None	None

John T. Shaw	Discovery Metals Ltd. (ASX, BSE, AIM)	Member of the Audit Committee

	Albidon Ltd. (ASX, AIM)	Chairman of the Board; Member of Remuneration and Audit Committees

Director Investment Requirements

In January, 2003, the Board implemented a policy which requires each director of the Corporation to hold a minimum of 5,000 Common Shares. This requirement is to be attained within three years of becoming a director of the Corporation, and must be maintained throughout each director’s tenure. As of the date hereof, all directors have attained this investment requirement. See “Business of the Meeting—Election of Directors” above for details regarding security holdings of the Corporation’s directors.

Board Role and Responsibilities

The roles and responsibilities of the Board are as set out in applicable laws as well as in the policies of the Corporation. The Board’s primary duty and responsibility is to supervise the management of the business and affairs of the Corporation with a view towards the best interests of the Corporation, including all stakeholders, such as shareholders. In discharging its responsibilities, the Board oversees, among other things, the following matters:

•	ensuring the integrity of the President and CEO and other executive officers and the creation of a culture of integrity throughout the Corporation;

•	the adoption of a strategic planning process for the Corporation which takes into account the opportunities and risks of the business;

•	identifying the principal risks of the Corporation’s business and ensuring the implementation of appropriate systems to manage these risks;

•	senior management succession planning;

•	setting a communications policy for the Corporation to facilitate communications with investors and other stakeholders;

•	the integrity of the Corporation’s internal control and management information systems; and

•	the Corporation’s approach to corporate governance.

The Board discharges its responsibilities directly and through its committees.

Position Descriptions

The Board has developed and approved a written position description for the Chairman of the Board. The Board has developed and approved written position descriptions for members of management, including the President and CEO. This position description provides that primary responsibilities of the President and CEO are to develop and implement a strategic business plan for the Corporation, manage and monitor operating and exploration interests, pursue business opportunities, recruit and develop the executive and maintain and develop the organization’s culture, values and reputation. The President and CEO provides leadership and direction in all aspects of the Corporation’s ongoing business and business development activities, and reports and is accountable to the Board.

The mandate of each of the Board’s committees defines the authority, roles and responsibilities, organization and function of each committee. The Board believes that the mandates in effect provide appropriate guidance for each committee member and for each committee chairman.

Orientation and Continuing Education

The Corporate Governance Committee is, according to the committee mandate, responsible for advising on and recommending to the Board ongoing educational programs for directors of the Corporation. Currently such programs includes written information about the duties and obligations of directors, the business and operations of the Corporation, documents from recent Board meetings, and opportunities for meetings and discussion with senior management and other directors.

The Board, before nomination, ensures that prospective director candidates fully understand the role and responsibilities of the Board and its committees and the contribution that individual directors are expected to make, including, in particular, the commitment of time that the Corporation expects of its directors.

The Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process. To facilitate ongoing education of the Corporation’s directors, the Corporate Governance Committee: (a) periodically canvasses the directors to determine their training and education needs and interests; (b) arranges visitation by directors to the Corporation’s facilities and operations; and (c) arranges the funding for the attendance of directors at seminars or conferences of interest and relevance to their positions as directors of the Corporation.

Code of Business Conduct and Ethics

Consistent with and to protect the Corporation’s reputation, the Board has adopted a Code of Business Conduct and Ethics (the “Code”) for the directors, officers and employees of the Corporation and its subsidiaries. Any non-compliance with the Code (which is considered serious except for non-material departures from the Code) may be reported confidentially to the Corporation’s General Counsel or through the Corporation’s anonymous and confidential Compliance Reporting System. The Corporation conducts audits to test compliance with the Code and to ensure all employees remain thoroughly familiar with the Code in addition to the ways in which employees may openly communicate concerns about possible departures from it. A copy of the Code may be accessed on the Corporation’s website at www.iamgold.com.

The Code establishes guidelines setting forth the ethical behavior required from every director, officer and employee of the Corporation, including, but not limited to, conflicts of interest, protection of assets, confidentiality and respect of the law. The Code provides that directors, officers and employees must avoid conflicts of interest, both real and perceived. In practice, should a director have an interest in or otherwise be in a conflict of interest as regards a proposed transaction or agreement being considered by the Board, he must disclose his conflict of interests and withdraw from any discussions, assessment or decision related to the particular transaction or agreement, including voting thereon.

As previously noted, the Board has adopted a Compliance Reporting Policy which establishes procedures for the receipt of complaints and concerns of employees regarding accounting and auditing matters or any improper activity within the Corporation. Written and verbal reports may be directed confidentially and anonymously to either the Chair of the Audit Committee or the Chair of the Corporate Governance Committee. Employees may also utilize an external Compliance Hotline administered by a third party.

Nomination of Directors

The Board’s director nomination process is delegated to the Corporate Governance Committee. This committee is responsible for developing, updating and recommending annually to the Board, a long-term plan regarding Board composition which plan must take into consideration: the required independence and time commitment of each director; the competencies and skills the Board, as a whole, should possess; the current strengths, skills and experience represented by each director and the Board as a whole; and the strategic direction of the Corporation.

The Corporate Governance Committee may, at the Corporation’s expense, retain outside consultants to conduct searches for appropriate nominees for the Board. Any shareholder who wishes to recommend a candidate to be considered by the Corporate Governance Committee may do so by submitting the candidate’s name and biographical information, including background, qualifications and experience to the Chairman of the Corporate Governance Committee c/o IAMGOLD Corporation, 401 Bay Street, Suite 3200, PO Box 153, Toronto, Ontario, M5H 2Y4.

Compensation

The Compensation Committee reviews and recommends the amount and form of compensation of directors. In making recommendations to the Board, it considers the time commitment, risks and responsibilities involved in a directorship with respect to the Corporation, as well as available information on compensation paid to directors of comparable companies. The Compensation Committee reviews such information and makes its recommendations to the Board. Directors’ compensation is included in this Circular with the “Statement of Executive Compensation”.

The Compensation Committee is responsible for developing a responsible and progressive executive compensation strategy and determining and recommending for approval to the Board executive compensation arrangements that reward performance and attract and retain talent. Information on the process for determining executive compensation and information on services provided by compensation consultants, where retained, is provided in this Circular under the heading “Statement of Executive Compensation”.

Assessments

The Corporate Governance Committee generally monitors the performance of the Board throughout the year. On an annual basis, each director is asked to complete an evaluation form regarding the performance of the Board and its Chairman. Director peer reviews are performed in the context of discussions between individual directors and the Chairman of the Corporate Governance Committee. The Chairman of the Corporate Governance Committee reviews all director evaluations and considers any actions or policy changes that may be required and reports and makes recommendations to the Board thereon. The Corporate Governance Committee reviews annually the qualifications and performance of the directors proposed for reelection in addition to the performance during the year of the Board as a whole. Based on its evaluation, the Corporate Governance Committee makes recommendations to the Board in terms of suitable director candidates.

Board’s Expectations of Management

The Board’s main expectations of the Corporation’s management are to protect and promote the Corporation’s interests and ensure the long-term growth of shareholder value. The Board expects management to assume responsibility for the day-to-day operations of the Corporation while staying within authorized business limits and conforming to the strategic plan, annual operating plan and budget and various corporate policies approved by the Board. The Board expects to be regularly informed by management of the results obtained, the progress achieved, any business opportunities which may arise and any difficulties encountered. The Board also expects management to submit for its approval, where necessary, alternative plans and strategies to be implemented based on results obtained, with a view to ensuring progress is achieved.

Strategic Planning

The President and CEO assumes specific responsibility for management’s adoption of a strategic business plan. The Board reviews and, where appropriate, approves the Corporation’s annual budget and strategic plan which takes into account, among other things, the opportunities and risks of the business, all of which are developed at first by management and then discussed with the Board. The Board frequently discusses the Corporation’s strategies and requests management regularly update the Board with respect to their implementation at Board meetings. The Corporation reviews its strategic plan periodically, taking into account changes in general business conditions and, in particular, in the mining industry. This strategic plan is produced along with long-term financial forecasts.

Risks Assessment

Inherent in the supervision by the Board of the strategic planning process and the regular review by the Board of the operating performance of the Corporation is the supervision of the identification by management of the principal risks of the Corporation’s business and the oversight of the implementation by management of systems to manage those risks. The Audit Committee assumes specific responsibility for the identification of the principal financial risks of the Corporation’s business and the implementation of appropriate systems to effectively manage these risks. Management reviews its principal risks during the course of the year and reports on said review to the Board. The Corporation’s current principal risks are discussed on pages 18 to 39 of its Annual Information Form for its financial year ended December 31, 2008

Financial Reporting and Internal Controls

Management is responsible for the testing and maintenance of internal controls and management information systems used to ensure timely, accurate and complete financial reporting. The Audit Committee and the Corporation’s external auditor review the financial reporting process, the system of internal controls, the monitoring and management of the financial risks of the Corporation and management’s assessment of the adequacy of same. Based on its review, the Audit Committee makes recommendations to the Board.

Succession Planning

The Corporate Governance Committee, in collaboration with the CEO, is responsible for reviewing the essential elements of short-term and long-term senior management succession planning and in regards thereto it evaluates senior management of the Corporation on an ongoing basis and reports to the Board when necessary.

Communication Policy

The Board, directly and through its Corporate Governance Committee, supervises the development by management of effective communications with shareholders and the public at large. The Audit Committee reviews and approves the contents of financial disclosure, including unaudited quarterly and audited annual financial statements, management’s discussion and analysis of the financial conditions and results of operations relating to said financial statements and management’s assessment on internal controls.

The Board reviews all major disclosure documents, including the annual information form, circulars and the above-described financial disclosure documents. The Board reviews from time to time the Corporation’s disclosure policy that provides for the accurate and timely communication to the public of all material information, addresses how the Corporation should interact with shareholders, analysts, stakeholders and the public in general and, in particular, with a view to avoiding selective disclosure. The Corporation maintains an investor relations department that manages communications with the investing public in accordance with the Corporation’s disclosure policy and legal disclosure requirements.

Committees of the Board

Committees of the Board report to the Board with respect to the performance and fulfillment of their Board approved mandates. There are currently four standing committees: the Corporate Governance Committee, the Audit Committee, the Compensation Committee and the Environmental Health and Safety Committee. Committee members are appointed by and comprised exclusively of members of the Board and are currently all independent of management. The Chairman of a committee is selected by the Board among the members of the relevant committee. A committee may, at the Corporation’s expense, retain the services of such independent advisors as it may deem useful or necessary in carrying out its mandate. The roles and responsibilities of each committee are set out in its Board approved written mandate, which mandate is reviewed annually by the relevant committee, the Corporate Governance Committee and the Board. The mandates of the committees ensure, collectively, that the Board fulfills its duties and responsibilities and that there is effective supervision and direction of management in the conduct of the affairs of the Corporation.

The Audit Committee currently consists of four independent directors. The general mandate of the Audit Committee is to review and recommend the approval of the Corporation’s annual and quarterly financial statements, and related disclosure documents, to the Board, and more particularly review the Corporation’s financial reporting process, internal control system, management of financial risks and the audit process of financial information.

The Audit Committee reviews the general policies submitted by the Corporation’s management in connection with financial reporting and internal control and deals with all matters relating thereto. Based on its review, this committee makes recommendations to the Board. Finally, the Audit Committee ensures that the external auditors are independent vis-à-vis management of the Corporation and makes its recommendations regarding their nomination for the ensuing year.

All members of the Audit Committee are financially literate and audit committee financial experts, in accordance with applicable laws. In considering criteria for determination of financial literacy, the Board looks at the ability to read and understand financial statements of the Corporation. In considering criteria for determination of accounting or related financial expertise, the Board looks at familiarity with emerging accounting issues, past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individuals’ financial sophistication, including being or having been a chief executive officer, a chief financial officer or having held another senior officer position of an entity with financial oversight responsibilities.

As with all committees, the charter of the Audit Committee was approved by the Board and is reviewed annually by said committee. Any modification or addition to the charter recommended by the Audit Committee is submitted to the Board for approval, which current charter is attached as a schedule to the annual information form dated March 31, 2009 of the Corporation (the “AIF”) for the fiscal year ended December 31, 2008. In addition, disclosure with respect to the Audit Committee is contained in the AIF under Item VII entitled Audit Committee. A copy of the AIF is available on SEDAR under the Corporation’s profile at www.sedar.com.

The Audit Committee met 7 times during the financial year ended December 31, 2008. The members of the Audit Committee are:

John E. Caldwell – Chairman

Jean-André Élie

Stephen Freedhoff

Mahendra Naik

The Environmental Health and Safety Committee currently consists of four independent directors. The objective of the Environmental Health and Safety Committee is to assist the Board in the supervision of management’s fulfillment of the Corporation’s social responsibilities, including, in respect of environmental health and safety and community matters at all projects and properties of the Corporation. The mandate of the committee is to oversee the development and implementation of policies and best practices of the Corporation relating to environmental health and safety and community matters and compliance with applicable laws and regulations in different jurisdictions around the world.

The Environmental Health and Safety Committee met 3 times during the year. The members of the Environmental Health and Safety Committee are:

W. Robert Dengler – Chairman

Peter C. Jones

John T. Shaw

Guy G. Dufresne

The Corporate Governance Committee currently consists of three independent directors and is responsible for determining the Corporation’s approach to governance issues. The Corporate Governance Committee’s responsibilities include reviewing the Corporation’s corporate governance policies and practices, developing the Corporation’s approach to common corporate governance issues and practices, ; assisting the Board in the nomination of suitable director candidates ; reviewing the Board’s committees’ and directors’ effectiveness; reviewing the organizational hierarchy and reporting structure; reviewing with the CEO executive succession planning; recommending orientation and education programs for the ongoing education of directors; and reviewing the size and composition of the Board to ensure it can function efficiently.

The Corporate Governance Committee met 3 times during the year. The members of the Corporate Governance Committee are:

Donald K. Charter – Chairman

Derek Bullock

William D. Pugliese

The Compensation Committee currently consists of three independent directors. Its role and responsibilities include, but are not limited to, administering the Share Incentive Plan;; developing an effective, responsible, pay for performance executive compensation strategy that rewards performance and motivates superior results and attracts and retains talented management ; reviewing and appraising the performance of the executive officers; and reviewing the adequacy and form of the compensation of directors.

The Compensation Committee met 6 times during the year ended December 31, 2008. The members of the Compensation Committee are:

Peter C. Jones – Chairman

Donald K. Charter

William D. Pugliese

Corporate Governance Activities in 2008

During the year ended December 31, 2008, the Corporate Governance Committee:

(a)	reviewed the size and composition of the Board and, in respect of the best interests of the Corporation, considered the necessary expertise and experience for members of the Board to effectively discharge their responsibilities at the Board and committee level and recommended a reduction in the size of the Board to 10;

(b)	reviewed the individual committee mandates and composition;

(c)	reviewed all contracts and arrangements with directors and related parties in the context of existing guidelines for conflicts of interest and independence; and

(d)	recommended to the Board the 10 nominees to stand for election as directors at the annual meeting of shareholders to be held on May 14, 2009.

Corporate governance is a pervasive and evolving process that requires careful monitoring and the full commitment of all the directors of the Corporation. The Corporate Governance Committee will consider evolving guidelines and recommendations in order to maintain the best practices for the Corporation and stakeholders in respect of corporate governance matters.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS AND MATTERS TO BE ACTED UPON

Except as otherwise disclosed in this Circular, no transactions have been entered into since January 1, 2008 or are proposed to be entered into which have materially affected or will materially affect the Corporation or its subsidiaries involving, and no matter to be acted upon at the meeting other than the election of directors or the appointment of auditors materially involves, directly or indirectly, a director or executive officer since January 1, 2008 or a proposed nominee of the Corporation, a proposed nominee for election as a director of the Corporation or any associate or affiliate of any such director or executive officer or proposed nominee.

ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found on SEDAR at www.sedar.com. Further financial information is provided in the comparative financial statements and management’s discussion and analysis of the Corporation for its most recently completed financial year. The Corporation will provide any shareholder of the Corporation, without charge, upon request to the Secretary of the Corporation:

(i)	one copy of the current annual information form of the Corporation, together with one copy of any document, or the pertinent pages of any document, incorporated therein by reference;

(ii)	one copy of the comparative financial statements of the Corporation for the year ended December 31, 2008 together with the report of the auditor thereon; and

(iii)	one copy of the management’s discussion and analysis of the Corporation for the year ended December 31, 2008.

APPROVAL

The contents and the sending of the Circular to the shareholders of the Corporation have been approved by the directors of the Corporation.

DATED at Toronto, Ontario this 9th day of April, 2009.

BY ORDER OF THE BOARD

JOSEPH F. CONWAY
President and Chief Executive Officer